SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 October 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 October 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 27 October 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that on 27 October 2008, in accordance with the Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from AXA Investment Managers UK Limited on behalf of AXA S.A. and its Group Companies ("AXA").  Details of the interest notified are set out below.

The notification follows an increase in the Company's issued ordinary share capital following the conversion of all outstanding six per cent. unsecured convertible loan notes 2010 of Protherics, as further described in the announcement made jointly by Protherics and BTG plc on 18 September 2008.

1. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): variation in issued share capital	X
2. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies.
3. Full name of shareholder(s) (if different from 2.):
4. Date of the transaction (and date on which the threshold is crossed or reached if different):	26 October 2008
5. Date on which issuer notified:	27 October 2008
6. Threshold(s) that is/are crossed or reached:	12%

7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
0702920	42,026,712	42,026,712	1,041,666	1,041,666	40,985,046	0.30%	11.70%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
42,026,712	11.99%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Name of Company/Fund	Number of Shares	% of issued share capital
AXA Direct	716,666	0.20451
AXA Framlington Indirect	40,985,046	11.69573
AXA IM UK Direct	325,000	0.09274
Total Direct Total Indirect	1,041,666 40,985,046	0.29726 11.69573
TOTAL	42,026,712	11.99298

Proxy Voting:
9. Name of the proxy holder:
10. Number of voting rights proxy holder will cease to hold:
11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit   www.protherics.com